As filed with the Securities and Exchange Commission on April 7, 2026

Securities Act File No. 333-272896

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

  ☐  Pre-Effective Amendment No.

 ☒  Post-Effective Amendment No. 1

MONROE CAPITAL CORPORATION

(Exact Name of Registrant as Specified in Charter)

 155 North Wacker Drive, 35th Floor

Chicago, Illinois 60606

(Address of Principal Executive Offices)

(312) 258-8300

(Registrant’s Telephone Number, Including Area Code)

Theodore L. Koenig

Chief Executive Officer

Monroe Capital Corporation

155 North Wacker Drive, 35th Floor

Chicago, Illinois 60606

(Name and Address of Agent for Service)

COPIES TO:

Jonathan H. Talcott

E. Peter Strand

Michael K. Bradshaw, Jr.

Nelson Mullins Riley & Scarborough LLP

901 15th Street, NW, Suite 1200

Washington, D.C. 20005

Telephone: (202) 689-2806

Facsimile: (202) 689-2862

Approximate date of commencement of proposed sale to the public: Not applicable; this post-effective amendment deregisters those securities that remain unsold as of the date hereof.

It is proposed that this filing will become effective (check appropriate box):

☒	when declared effective pursuant to section 8(c).

Check each box that appropriately characterizes the Registrant:

☐	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”)).

☒	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).

☐	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).

☒	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).

☐	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).

☐	Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”).

☐	If an Emerging Growth Company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.

☐	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

EXPLANATORY NOTE

DEREGISTRATION OF UNSOLD SECURITIES

This Post-Effective Amendment relates to the Registration Statement on Form N-2 (File No. 333-272896) (the “Registration Statement”) registering common stock, preferred stock, warrants representing rights to purchase shares of common stock, preferred stock or debt securities, subscription rights or debt securities of Monroe Capital Corporation (the “Company”). On or around April 14, 2026, the Company expects to merge with and into Horizon Technology Finance Corporation (“HRZN”) in a multi-step process (the “Merger”), with HRZN as the surviving corporation, at which time the separate corporate existence of the Company will end. As a result, this Post-Effective Amendment is being filed solely to deregister any and all of the Company’s securities previously registered under the Registration Statement that remain unsold.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in Chicago, in the State of Illinois, on this 7th day of April, 2026.

MONROE CAPITAL CORPORATION

By:	/s/ Theodore L. Koenig
Name: Theodore L. Koenig
Title: Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form N-2 has been signed below by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Theodore L. Koenig	Chairman, Chief Executive Officer and Director	April 7, 2026
Theodore L. Koenig

/s/ Lewis W. Solimene, Jr.	Chief Financial Officer and Chief Investment Officer (Principal Financial and Accounting Officer)	April 7, 2026
Lewis W. Solimene, Jr.

/s/ Thomas J. Allison	Director	April 7, 2026
Thomas J. Allison

/s/ Lynn J. Jerath	Director	April 7, 2026
Lynn J. Jerath

/s/ Jeffrey A. Golman	Director	April 7, 2026
Jeffrey A. Golman

/s/ Robert S. Rubin	Director	April 7, 2026
Robert S. Rubin